                                                                    EXHIBIT 12.4

                                          PSEG ENERGY HOLDINGS L.L.C.
                              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                                              For the
                                               Three
                                               Months
                                                Ended                For the Years Ended
                                               March 31,                December 31,
                                              ---------------------------------------------------------
                                              2005    2004    2004    2003     2002     2001     2000
                                              ---------------------------------------------------------
                                                             (Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations       $97    $71     $185  $  261   $ (365)   $ 237    $ 183
Loss/(Income) from Equity Investees, Net of
Distributions                                    (2)     9       78      60       (2)     (59)     (16)
Fixed Charges                                    67     64      260     231      231      199      161
Capitalized Interest                              -     (1)      (2)    (10)     (12)     (13)     (21)
                                              ---------------------------------------------------------
Total Earnings                                 $162   $143     $521  $  542   $ (148)   $ 364    $ 307
                                              =========================================================

Fixed Charges as Defined in
Regulation S-K (B)

Interest Expense                                $67    $64     $259  $  230   $  229   $  196   $  158
Interest Factor in Rentals                        -      -        1       1        2        3        3
                                              ---------------------------------------------------------
Total Fixed Charges                             $67    $64     $260  $  231   $  231   $  199   $  161
                                              =========================================================

Ratio of Earnings to Fixed Charges (C)         2.42   2.23     2.00    2.35   (0.64)     1.83     1.91
                                              =========================================================
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(A)  The term "earnings" shall be defined as pretax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense (c) an estimate of interest implicit in rentals.

(C) The ratio of earnings to fixed charges for the year ended December 31, 2002 was (0.64), as noted above, which represents a deficiency of $379 million.